AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended March 31, 2025 and 2024
(in Canadian Dollars)

Note 1	Nature of Operations	15	Note 14	Share Capital	42
Note 2	Material Accounting Policies and Judgments	15	Note 15	Share-Based Compensation	44
Note 3	Accounts Receivable	22	Note 16	Income (Loss) Per Share	48
Note 4	Marketable Securities	22	Note 17	Other Gains (Losses)	49
Note 5	Biological Assets	23	Note 18	Supplemental Cash Flow Information	50
Note 6	Inventory	25	Note 19	Income Taxes	51
Note 7	Property, Plant and Equipment	27	Note 20	Related Party Transactions	54
Note 8	Assets Held for Sale and Discontinued Operations	30	Note 21	Commitments and Contingencies	55
Note 9	Business Combinations	32	Note 22	Revenue	56
Note 10	Non-controlling Interests	33	Note 23	Segmented Information	58
Note 11	Intangible Assets and Goodwill	35	Note 24	Fair Value of Financial Instruments	60
Note 12	Loans and Borrowings	39	Note 25	Financial Instruments Risk	61
Note 13	Lease Liabilities	41	Note 26	Capital Management	64

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Board of Directors Aurora Cannabis Inc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Aurora Cannabis Inc. (the Company) as of March 31, 2025, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025, and its financial performance and its cash flows for the year ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 17, 2025, expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill in the Plant Propagation cash generating unit

Description of the Matter

As at March 31, 2025, the Company had allocated goodwill totalling $18.7 million to the Plant Propagation cash generating unit (CGU).

As discussed in Note 11 of the consolidated financial statements, goodwill is tested for impairment annually, and whenever events or circumstances make it more likely than not that an impairment may have occurred. An impairment loss is recognized for the amount by which the operating segment or CGU carrying amount exceeds its recoverable amount. The recoverable amount of the CGU was determined based on fair value less costs of disposal. As a result of the Company’s annual impairment test, no impairment was recognized for the Plant Propagation CGU.

Auditing management’s estimate of the recoverable amount of the relevant CGU was complex and highly judgmental due to the significant estimation uncertainty in determining the fair value of the CGU. The significant estimation uncertainty was primarily due to the subjective nature of the assumptions used; in particular the fair value estimates were sensitive to these significant assumptions: forecasted revenues, forecasted gross margins, forecasted EBITDA margins, terminal value growth rate and discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the Company’s Plant Propagation CGU, we performed audit procedures that included, among others, assessing the valuation methodology used by the Company, testing the significant assumptions discussed above, and evaluating the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions described above to current market and economic trends, historical results of the business, and other guidelines used by companies in the same industry. We involved our valuation specialists to assist in our evaluation of the Company's valuation methodology and certain significant assumptions (i.e. terminal value growth rate and discount rate).

In addition, we assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the CGU that would result from changes in the assumptions. We also assessed the adequacy of the financial statement disclosures.

Valuation of cannabis biological assets

Description of the Matter

As at March 31, 2025, the Company had recorded cannabis biological assets totalling $18.3 million.

As discussed in Note 5 of the consolidated financial statements, the Company defines biological assets as living plants up to the point of harvest. Biological assets are measured at fair value less costs to sell (FVLCS) at the end of each reporting period. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing plants’ stage of completion up to the point of harvest.

Auditing the valuation of cannabis biological assets was challenging due to the high degree of auditor judgement and effort required to evaluate management’s valuation model and the significant assumptions used to estimate FVLCS of cannabis biological assets, including average selling price per gram, weighted average yield per plant, cost per gram to complete production and stage of completion in the production process.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the Company’s cannabis biological assets, we performed audit procedures that included, among others, assessing the valuation methodology used by the Company, testing the significant assumptions discussed above, and evaluating the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we tested the weighted average yield per plant by observing the number of grams harvested from certain plants and comparing the number to actual harvest records, tested the average selling price per gram by comparing to actual sales prices per gram, observed stage of completion of plant growth at year end count observations and compared the significant assumptions described above to current industry and competitors’ data. We involved our valuation specialists to assist in our evaluation of the Company's valuation methodology.

In addition, we assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of cannabis biological assets that would result from changes in the assumptions. We also assessed the adequacy of the financial statement disclosures.

/s/ Ernst & Young LLP
Chartered Professional Accountants

We have served as the Company’s auditor since 2024.

Vancouver, Canada
June 17, 2025

Report of Independent Registered
Public Accounting Firm
To the Shareholders and Board of Directors Aurora Cannabis Inc:

Opinion on Internal Control Over Financial Reporting
We have audited Aurora Cannabis Inc.’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Aurora Cannabis Inc. (the Company) has not maintained effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses with respect to (1) management review controls that were not consistently designed, documented and executed, over completeness and accuracy of data inputs and entry, the accuracy of mathematical formulas within spreadsheets, and key assumptions, estimates and period cut-off activities within certain significant accounts and the financial statement close process, (2) insufficient segregation of duties and finance resources and financial expertise at Bevo Agtech Inc., and (3) insufficient segregation of duties and finance resources and financial expertise at Indica Industries Pty Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2025, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year ended March 31, 2025 , and the related notes.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated June 17, 2025, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Discussion and Analysis – Management’s Assessment on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

/s/ Ernst & Young LLP
Chartered Professional Accountants

Vancouver, Canada
June 17, 2025

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Aurora Cannabis Inc. (the Company) as of March 31, 2024, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended March 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the financial performance and its cash flows for the year ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
Chartered Professional Accountants

We served as the Company’s auditor from 2018 to 2024.
Vancouver, Canada
June 17, 2025

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
As at March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars)

	Note	March 31, 2025	March 31, 2024
		$	$
Assets
Current
Cash and cash equivalents	2(j)	137,921	136,095
Restricted cash	18, 2(j)	47,407	43,126
Accounts receivable	3	42,470	45,411
Marketable securities	4	554	4,036
Derivative asset		—	760
Biological assets	5	51,168	42,774
Inventory	6	187,925	143,602
Prepaids and other current assets		10,661	9,402
Assets held for sale	8(a)	222	1,399
		478,328	426,605

Property, plant and equipment	7	268,107	294,324
Deposits and other long-term assets		7,722	12,028
Lease receivable		5,256	6,343
Intangible assets	11	45,163	40,850
Goodwill	11	43,871	43,180
Deferred tax assets	19	4,219	15,343
Total assets		852,666	838,673

Liabilities
Current
Accounts payable and accrued liabilities	25(b)	73,605	58,563
Income taxes payable		7,601	1,547
Deferred revenue		1,074	1,687
Loans and borrowings	12	21,513	52,361
Lease liabilities	13	5,381	4,856
Provisions		1,689	5,606
		110,863	124,620

Loans and borrowings	12	40,194	4,898
Lease liabilities	13	37,495	42,676
Derivative liabilities	14(c), 15(e), 24	5,531	2,309
Other long-term liability	24	48,095	46,110
Deferred tax liability	19	1,897	16,190
Total liabilities		244,075	236,803

Shareholders’ equity
Share capital	14	6,991,154	6,971,416
Reserves		158,970	162,351
Accumulated other comprehensive loss		(215,208)	(206,058)
Deficit		(6,367,745)	(6,367,936)
Total equity attributable to Aurora Cannabis Inc. shareholders		567,171	559,773
Non-controlling interests		41,420	42,097
Total equity		608,591	601,870
Total liabilities and equity		852,666	838,673
Nature of Operations (Note 1)
Commitments and Contingencies (Note 21)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Income (loss) and Comprehensive Income (loss)
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Years ended March 31,
	Note	2025	2024(1)
		$	$
Revenue	22	374,240	299,180
Excise taxes	22	(30,947)	(29,543)
Net revenue		343,293	269,637

Cost of sales	6	189,240	191,950
Gross profit before fair value adjustments		154,053	77,687

Changes in fair value of inventory and biological assets sold	5, 6	141,807	80,546
Unrealized gain on changes in fair value of biological assets	5	(175,361)	(134,588)
Gross profit		187,607	131,729

Expense
General and administration		97,257	91,325
Sales and marketing		56,281	51,910
Business development costs		3,435	5,326
Research and development		3,676	3,572
Depreciation and amortization	7, 11	9,080	11,980
Share-based compensation	15	12,930	12,717
		182,659	176,830

Income (loss) from operations		4,948	(45,101)

Other income (expenses)
Interest and other income		11,505	12,820
Finance and other costs		(8,420)	(13,798)
Foreign exchange gain (loss)		11,441	(415)
Other gains	17	1,604	27,263
Restructuring charges		—	(1,508)
Impairment of property, plant and equipment	7, 8(a)	(696)	(4,042)
Impairment of intangible assets and goodwill	11	—	(32,856)
		15,434	(12,536)

Income (loss) before taxes		20,382	(57,637)

Income tax recovery (expense)
Current	19	(7,808)	(1,109)
Deferred, net	19	3,189	1,663
		(4,619)	554

Net income (loss) from continuing operations		15,763	(57,083)
Net loss from discontinued operations, net of tax	8(b)	(14,172)	(12,243)

Net income (loss)		1,591	(69,326)
The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 8(b).

AURORA CANNABIS INC.
Consolidated Statements of Income (loss) and Comprehensive Income (loss)
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Years ended March 31,
	Note	2025	2024(1)
		$	$
Net income (loss) from continuing operations		15,763	(57,083)
Net loss from discontinued operations, net of tax	8(b)	(14,172)	(12,243)
Net income (loss)		1,591	(69,326)
Other comprehensive income (loss) (“OCI”) that will not be reclassified to net income (loss)		—	—

Other comprehensive income (loss) that may be reclassified to net income (loss)
Realized gain on marketable securities		—	4,733
Foreign currency translation gain (loss)		(9,150)	1,574
Total other comprehensive income (income (loss))		(9,150)	6,307

Comprehensive income (loss) from continuing operations		6,613	(50,776)
Comprehensive loss from discontinued operations		(14,172)	(12,243)
Comprehensive income (loss)		(7,559)	(63,019)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		16,440	(53,339)
Non-controlling interests	10	(677)	(3,744)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	8(b)	(14,172)	(12,243)
Non-controlling interests		—	—

Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		(6,882)	(59,275)
Non-controlling interests		(677)	(3,744)

Income (loss) per share - basic
Continuing operations	16	$0.30	($1.23)
Discontinued operations	16	($0.26)	($0.28)
Total operations	16	$0.04	($1.52)

Income (loss) per share - diluted
Continuing operations	16	$0.30	($1.23)
Discontinued operations	16	($0.26)	($0.28)
Total operations	16	$0.04	($1.52)

The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 8(b).

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Year ended March 31, 2025
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					Accumulated Other Comprehensive Income (Loss)
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Expired	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	217,498	28,086	(86,800)	3,567	162,351	(209,658)	18,919	(15,319)	(206,058)	(6,367,936)	42,097	601,870
Shares issued for business combinations		—	3,177	—	—	—	(3,567)	(3,567)	—	—	—	—	—	—	(390)
Shares released for earn out payment related to business combination	14(b)	1,190,432	7,452	—	—	—	—	—	—	—	—	—	—	—	7,452
Share issuance costs		—	(461)	—	—	—	—	—	—	—	—	—	—	—	(461)
Exercise of stock options	15(a)	111,661	459	(459)	—	—	—	(459)	—	—	—	—	—	—	—
Shares issued under share-based compensation plans	15	386,341	9,111	(8,290)	—	—	—	(8,290)	—	—	—	—	—	—	821
Share-based compensation	15	—	—	8,935	—	—	—	8,935	—	—	—	—	—	—	8,935
Put option liability		—	—	—	—	—	—	—	—	—	—	—	(2,077)	—	(2,077)
Comprehensive income (loss)		—	—	—	—	—	—	—	—	—	(9,150)	(9,150)	2,268	(677)	(7,559)
Balance, March 31, 2025		56,234,231	6,991,154	217,684	28,086	(86,800)	—	158,970	(209,658)	18,919	(24,469)	(215,208)	(6,367,745)	41,420	608,591

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended March 31, 2024
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					Accumulated Other Comprehensive Income (loss)
	Note	Common Shares(1)	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Expired	Change in Ownership Interest	Obligation to issue shares	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		34,526,931	6,841,234	212,340	28,086	(86,800)	414	154,040	(214,391)	18,919	(16,893)	(212,365)	(6,292,265)	31,061	521,705
Shares issued for business combination		6,948,994	32,915	—	—	—	3,567	3,567	—	—	—	—	—	—	36,482
Shares released for earn out payments	14(b)	57,008	353	—	—	—	—	—	—	—	—	—	—	—	353
Shares issued for convertible debenture repurchases		7,259,329	54,680	—	—	—	—	—	—	—	—	—	—	—	54,680
Shares issued under equity financing		5,576,785	41,098	—	—	—	(414)	(414)	—	—	—	—	—	—	40,684
Share issuance costs		—	(3,215)	—	—	—	—	—	—	—	—	—	—	—	(3,215)
Deferred tax on share issuance costs		—	(1,278)	—	—	—	—	—	—	—	—	—	—	—	(1,278)
Shares issued under share-based compensation plans	15	176,725	5,629	(5,629)	—	—	—	(5,629)	—	—	—	—	—	—	—
Share-based compensation	15	—	—	10,787	—	—	—	10,787	—	—	—	—	—	—	10,787
Put option liability		—	—	—	—	—	—	—	—	—	—	—	2,119	—	2,119
Change in ownership interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	—	(12,208)	14,780	2,572
Comprehensive income (loss)		—	—	—	—	—	—	—	4,733	—	1,574	6,307	(65,582)	(3,744)	(63,019)
Other		25	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance, March 31, 2024		54,545,797	6,971,416	217,498	28,086	(86,800)	3,567	162,351	(209,658)	18,919	(15,319)	(206,058)	(6,367,936)	42,097	601,870
(1) Comparative information has been adjusted due to 1:10 reverse stock split.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars)

		Years ended March 31,
	Note	2025	2024(1)
		$	$
Operating activities
Net income (loss) from continuing operations		15,763	(57,083)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets		(175,361)	(134,588)
Changes in fair value of inventory and biological assets sold		141,807	80,546
Depreciation of property, plant and equipment		21,952	31,874
Amortization of intangible assets	11	595	901
Share-based compensation	15	11,524	12,717
Impairment of property, plant and equipment	7	696	4,042
Impairment of intangible assets and goodwill	11	—	32,856
Net interest accrual and accretion		2,465	7,923
Interest and other income		—	(33)
Deferred tax recovery		(3,190)	(1,667)
Other gains	17	(607)	(29,091)
Foreign exchange gain (loss)		(11,453)	171
Deferred compensation amortization	20	3,805	3,807
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		7,996	(47,625)
Changes in non-cash working capital	18	10,210	(15,541)
Net cash provided by (used in) operating activities from continuing operations		18,206	(63,166)
Net cash used in operating activities from discontinued operations		(2,201)	(5,342)
Net cash provided by (used in) operating activities		16,005	(68,508)

Investing activities
Proceeds from derivative asset and marketable securities		5,488	4,993
Purchase of property, plant and equipment and intangible assets		(18,859)	(16,834)
Proceeds from disposal of property, plant and equipment and assets held for sale	8(a)	2,034	12,276
Changes in restricted cash	2(j),18	(4,282)	2,124
Acquisition of businesses, net of cash acquired		—	(2,539)
Payment of contingent consideration		—	(3,006)
Cash used in investing activities from continuing operations		(15,619)	(2,986)
Net cash provided by (used in) investing activities from discontinued operations		1,292	(377)
Net cash used in investing activities		(14,327)	(3,363)

Financing activities
Proceeds from loans and borrowings	12	11,680	14,544
Repayment of loans and borrowings	12	(7,245)	(3,042)
Repayment of convertible debenture		—	(91,635)
Net principal payments of lease liabilities		(5,240)	(5,239)
Shares issued for cash, net of issuance costs		—	37,924
Proceeds from stock option exercise		820	—
Cash used in financing activities from continuing operations		15	(47,448)
Net cash used in financing activities from discontinued operations		(131)	(475)
Net cash used in financing activities		(116)	(47,923)
Effect of foreign exchange on cash and cash equivalents		264	297
Increase (decrease) in cash and cash equivalents		1,826	(119,497)
Cash and cash equivalents, beginning of period	2(j)	136,095	255,592
Cash and cash equivalents, end of period	2(j)	137,921	136,095
Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

(1) Comparative information has been adjusted due to discontinued operations see Note 8(b).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, and the Caribbean.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America.

Note 2    Material Accounting Policies and Judgments

IFRS requires management to make judgments, estimates, and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgments, estimates, and assumptions.

Material accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes changes in accounting policies, new accounting standards adopted during the current year and upcoming accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include, biological assets (Note 5), inventory (Note 6), impairment of non-financial assets (Note 6, Note 7, and Note 11), business combinations (Note 9), share-based compensation (Note 15), deferred taxes (Note 19), segmented information (Note 23) and the fair value of financial instruments, including put options (Note 24).

(a)    Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The Company has reclassified certain comparative balances to conform with the current period’s presentation.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on June 17, 2025.

The consolidated financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments and biological assets, which are measured at fair value, as explained in the accounting policies set out below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

(b)    Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal subsidiaries during the year ended March 31, 2025 are as follows:

Major subsidiaries	Domicile	Principal Activity	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc.	Canada	Corporate	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	Germany	Propagation and distribution	100%	European Euro
TerraFarma Inc.	Canada	Propagation facility	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	Canada	Propagation facility	100%	Canadian Dollar
Bevo Agtech Inc. (“Bevo”)	Canada	Plant propagation facilities and headquarters	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	Canada	Patient counselling	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	Canada	Insurance	100%	Canadian Dollar
Indica Industries Pty Ltd. (“MedReleaf Australia”)	Australia	Distribution of cannabis	100%	Australian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(c) Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a separate major line of business or geographical area of operations that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the consolidated statements of income (loss) and comprehensive income (loss) for the current and comparative periods. Refer to Note 8(b) Discontinued Operations.

(d)    Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive income (loss) and accumulated in equity.

(e)    Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents includes cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash. Included in cash and cash equivalents is $6.6 million (March 31, 2024 – $6.4 million), held to satisfy minimum statutory requirements for self insurance.

(f) Restricted Cash

Restricted cash is a financial asset measured at amortized cost, which approximates fair value. Restricted cash includes deposits for self-insurance through a segregated cell captive, cash collateral held for letters of credit and corporate credit cards.

(g)    Provisions

The Company recognizes a provision if there is a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

An onerous contract provision is recorded when the Company has a contract under which it is more likely than not that the unavoidable costs of meeting the contractual obligations will be greater than the economic benefits that the Company expects to receive under the contract. An onerous contract provision represents the lesser of the cost of exiting from the contract and the cost of fulfilling it.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(h)    Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company has applied the amendments effective April 1, 2024, retrospectively and it did not impact the classification of current or non-current liabilities.

(i) New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18, introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The Company is currently assessing the effect of this new standard on its financial statements.

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, relating to the classification and measurement requirements of financial instruments recognized within those standards. These amendments include, among others:

•Clarify that a financial liability is to be derecognized on the 'settlement date' and introduces an accounting policy to derecognize financial liabilities settled through an electronic payment system before settlement date if certain conditions are met; and
•Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

These amendments will be effective for annual periods beginning on or after January 1, 2026 and will be applied retrospectively with an adjustment to opening retained earnings. Prior periods will not be required to be restated and can only be restated without using hindsight. The Company is currently assessing the effect of this new standard on its financial statements.

(j) Revisions to Previously Issued Financial Statements

In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company identified an error in inventory and cost of sales arising from intercompany profit eliminations, resulting in an overstatement of inventory and understatement of cost of sales. Additionally, the Company understated its lease liability during a period in which a rent concession was granted by the lessor. In respect of the Company’s presentation of cash and cash equivalents and restricted cash, the Company determined that certain previously reported restricted cash held within its captives was accessible to the Company and therefore not restricted. The unrestricted portion has been reclassified to cash and cash equivalents. The Company has determined that these errors are not material to any of the Company’s previously-issued audited consolidated financial statements and unaudited condensed consolidated interim financial statements. Accordingly, the Company concluded that an amendment of previously-filed consolidated financial statements and condensed consolidated interim financial statements is not required. The revisions will be reflected in the comparative period of the Company’s prospective condensed consolidated interim financial statements filings. There is no impact to these annual consolidated financial statements, however the comparative period has been revised accordingly.

The following is a summary of the impact to the Company’s previously filed audited consolidated financial statements and unaudited condensed consolidated interim financial statements:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

March 31, 2024	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	113,439	22,656	136,095
Restricted cash	65,782	(22,656)	43,126
Total current assets	426,605	—	426,605

Consolidated statements of cash flows - year ended
Investing activities
Restricted cash	—	2,123	2,123
Net cash used in investing activities	(5,486)	2,123	(3,363)
Decrease in cash and cash equivalents	(121,620)	2,123	(119,497)
Increase in restricted cash	118	(118)	—
Cash and cash equivalents, beginning of period	234,942	20,650	255,592
Cash and cash equivalents, end of period	113,439	22,656	136,095

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

June 30, 2024 - (Unaudited)	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	115,487	22,723	138,210
Restricted cash	66,680	(22,723)	43,957
Inventory	165,754	(1,629)	164,125
Total current assets	439,366	(1,629)	437,737
Property, plant and equipment	283,729	(261)	283,468
Deferred tax assets	14,679	489	15,168
Total assets	838,689	(1,401)	837,288
Liabilities
Lease liabilities long term	44,906	257	45,163
Deficit	(6,366,257)	(1,658)	(6,367,915)
Total liabilities and equity	838,689	(1,401)	837,288

Consolidated statements of income (loss) and comprehensive income (loss) - three months ended
Cost of sales	53,310	1,629	54,939
Gross profit	44,546	(1,629)	42,917
General and administration	22,524	229	22,753
Income (loss) from operations	877	(1,858)	(981)
Finance and other costs	(1,736)	(25)	(1,761)
Income before taxes	7,701	(1,883)	5,818
Deferred income tax recovery (expense)	(2,036)	489	(1,547)
Net income	5,148	(1,394)	3,754
Comprehensive income	2,908	(1,394)	1,514
Income per share - basic and diluted	0.13	(0.03)	0.10
Continuing operations	0.12	(0.03)	0.09
Discontinued operations	0.01	—	0.01

Consolidated statements of cash flows - three months ended
Investing activities
Restricted cash	—	(830)	(830)
Net cash used in investing activities	814	(830)	(16)
Increase in cash and cash equivalents	2,946	(830)	2,116
Decrease in restricted cash	(898)	898	—
Cash and cash equivalents, beginning of period	113,439	22,656	136,095
Cash and cash equivalents, end of period	115,487	22,723	138,210

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

September 30, 2024 - (Unaudited)	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	84,921	22,648	107,569
Restricted cash	66,678	(22,648)	44,030
Inventory	170,986	(1,604)	169,382
Total current assets	417,675	(1,604)	416,071
Property, plant and equipment	276,482	(261)	276,221
Deferred tax assets	14,621	482	15,103
Total assets	808,774	(1,383)	807,391
Liabilities
Lease liabilities long term	38,397	515	38,912
Deficit	(6,381,444)	(1,898)	(6,383,342)
Total liabilities and equity	808,774	(1,383)	807,391

Consolidated statements of income (loss) and comprehensive income (loss) - six months ended
Cost of sales	95,239	1,604	96,843
Gross profit	86,711	(1,604)	85,107
General and administration	44,560	458	45,018
Loss from operations	(1,515)	(2,062)	(3,577)
Finance and other costs	(3,872)	(54)	(3,926)
Income before taxes	8,304	(2,116)	6,188
Deferred income tax recovery (expense)	—	482	482
Net loss	(7,817)	(1,634)	(9,451)
Comprehensive loss	(16,046)	(1,634)	(17,680)
Income (loss) per share - basic and diluted	(0.10)	(0.03)	(0.13)
Continuing operations	0.16	(0.03)	0.13
Discontinued operations	(0.26)	—	(0.26)

Consolidated statements of cash flows - six months ended
Investing activities
Restricted cash	—	(903)	(903)
Net cash used in investing activities	(2,824)	(903)	(3,727)
Financing activities
Decrease in restricted cash	(898)	898	—
Net cash used in financing activities	(3,242)	898	(2,344)
Decrease in cash and cash equivalents	(28,518)	(5)	(28,523)
Cash and cash equivalents, beginning of period	113,439	22,656	136,095
Cash and cash equivalents, end of period	84,921	22,648	107,569

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

December 31, 2024 - (Unaudited)	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	108,711	23,914	132,625
Restricted cash	71,467	(23,914)	47,553
Inventory	192,385	(5,663)	186,722
Total current assets	494,211	(5,663)	488,548
Property, plant and equipment	270,660	(261)	270,399
Deferred tax assets	—	1,700	1,700
Total assets	866,521	(4,224)	862,297
Liabilities
Lease liabilities long term	36,904	792	37,696
Deficit	(6,353,069)	(5,016)	(6,358,085)
Total liabilities and equity	866,521	(4,224)	862,297

Consolidated statements of income (loss) and comprehensive income (loss) - nine months ended
Cost of sales	136,057	5,662	141,719
Gross profit	165,706	(5,662)	160,044
General and administration	68,003	702	68,705
Income from operations	35,341	(6,364)	28,977
Finance and other costs	(5,814)	(88)	(5,902)
Income before taxes	40,373	(6,452)	33,921
Deferred income tax recovery (expense)	4	1,700	1,704
Net income	23,526	(4,752)	18,774
Comprehensive income	15,042	(4,752)	10,290
Income (loss) per share - basic	0.48	(0.09)	0.39
Continuing operations	0.74	(0.09)	0.65
Discontinued operations	(0.26)	—	(0.26)
Income (loss) per share - diluted	0.47	(0.09)	0.38
Continuing operations	0.73	(0.09)	0.64
Discontinued operations	(0.26)	—	(0.26)

Consolidated statements of cash flows - nine months ended
Investing activities
Restricted cash	—	(4,426)	(4,426)
Net cash used in investing activities	(6,036)	(4,426)	(10,462)
Financing activities
Decrease in restricted cash	(5,687)	5,687	—
Net cash used in financing activities	(8,686)	5,687	(2,999)
Decrease in cash and cash equivalents	(4,728)	1,261	(3,467)
Cash and cash equivalents, beginning of period	113,439	22,656	136,095
Cash and cash equivalents, end of period	108,711	23,914	132,625

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 3    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses. Changes in the allowance for expected credit losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Accounts receivables are written off when they are deemed uncollectible.

	Notes	March 31, 2025	March 31, 2024
		$	$
Trade receivables, net (1)	25(a)	35,018	40,542
Sales taxes receivable		3,087	1,511
Lease receivable	25(a)	1,585	2,460
Other receivables, net (1)		2,780	898
		42,470	45,411
(1)    Refer to (Note 25(a)) for credit risk loss provisions.

Note 4    Marketable Securities

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”) or are designated at fair value through other comprehensive income (loss) (“FVTOCI”), at the election of the Company. The designation of FVTOCI is made on an instrument by instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income (loss) and not through profit or loss on disposition.

As at March 31, 2025, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1

FVTPL
$
Balance, March 31, 2023	—
Additions	5,025
Disposals	(2,179)
Unrealized gain on changes in fair value	1,190
Balance, March 31, 2024	4,036
Additions	554
Disposals	(4,700)
Realized gain on disposal	664
Balance, March 31, 2025	554

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5    Biological Assets

Accounting Policy

The Company defines biological assets as living plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing plants’ stage of completion up to the point of harvest. The Company cultivates cannabis and propagation plants biological assets. For cannabis plants, the stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot. Propagation plants are comprised solely of plants from the Bevo business, and are sold as living plants to customers and therefore not harvested into inventory. For propagation plants, the stage of completion is determined based on the propagation date, the promised date, and the period-end reporting date.

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of cannabis biological assets:
Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to cannabis biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.
The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of propagation plants biological assets:
Inputs and assumptions	Description	Correlation between inputs and fair value
Selling price per plant	Represents selling price per plant, which is based on committed purchase plans or approximate future selling price.	If selling price per plant were higher (lower), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the number of days in production over the promised date less the propagation date.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to propagation plants biological assets based on a rolling gross margin rate and includes all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of biological assets:

	March 31, 2025	March 31, 2024
	$	$
Indoor cannabis production facilities	18,368	21,522
Plant propagation production facilities	32,800	21,252
	51,168	42,774

The changes in the carrying value of biological assets during the period are as follows:

	March 31, 2025	March 31, 2024
	$	$
Balance, beginning of period	42,774	22,690
Production costs capitalized	116,915	85,766
Sale of biological assets	(58,038)	(39,218)
Change in inventory provision	(246)	(1,126)
Foreign currency translation	29	(3)
Changes in fair value less cost to sell due to biological transformation	175,361	134,588
Transferred to inventory upon harvest	(225,627)	(159,923)
Balance, end of period	51,168	42,774

During the year ended March 31, 2025, biological assets expensed to cost of sales of $58.0 million (year ended March 31, 2024 – $39.2 million) including $9.8 million (year ended March 31, 2024 – $8.1 million) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2025	March 31, 2024		March 31, 2025	March 31, 2024
Average selling price per gram	$6.61	$4.88	Increase or decrease of $1.00 per gram	$3,401	$5,490
Weighted average yield (grams per plant)	73.46	68.61	Increase or decrease by 5 grams per plant	$1,823	$1,538
Cost per gram to complete production	$1.40	$0.99	Increase or decrease of $1.00 per gram	$3,466	$5,619
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of March 31, 2025, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.62 per gram (March 31, 2024 – $3.76 per gram) and the stage of completion of indoor cannabis was 44% (March 31, 2024 - 49%). There is no outdoor propagation at March 31, 2025 and March 31, 2024, the outdoor propagation season commences in May.

During the year ended March 31, 2025, the Company’s indoor cannabis biological assets produced 48,112 kilograms of dried cannabis (March 31, 2024 – 44,096 kilograms).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2025	March 31, 2024		March 31, 2025	March 31, 2024
Average selling price per floral/bedding plant	$7.38	$7.77	Increase or decrease by 10%	$2,963	$2,360
Average stage of completion in the production process	69%	59%	Increase or decrease by 10%	$1,894	$3,464
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of March 31, 2025, the weighted average fair value less cost to complete and cost to sell per propagation plant was $3.77 per plant (March 31, 2024 – $2.87).

c) Outdoor cannabis production facilities

As at March 31, 2025, the Company did not have any outdoor cannabis plants included in biological assets.

During the year ended March 31, 2025, the Company’s outdoor cannabis biological assets produced 7,681 kilograms (March 31, 2024 – 14,683) of fresh frozen weight of cannabis.

Note 6    Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), hemp products, purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, trim, cannabis oils, capsules, edibles and vaporizers.

Inventories of harvested cannabis are transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net realizable value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within changes in fair value of inventory sold line, and the cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the consolidated statements of income (loss) and comprehensive income (loss).

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company reviews these types of inventory for obsolescence, redundancy and slow turnover to ensure that they are written-down and reflected at NRV. Inventory purchased from third parties are measured at weighted-average cost. Medreleaf Australia measures inventory at first-in first-out.

The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of the average selling price per gram, inventory spoilage, inventory excess, age and damage.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of inventory:

	March 31, 2025			March 31, 2024
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	40,369	52,740	93,109	25,977	32,519	58,496
Finished goods	20,655	30,267	50,922	34,871	10,782	45,653
	61,024	83,007	144,031	60,848	43,301	104,149
Extracted cannabis
Work-in-process	10,980	4,917	15,897	8,674	4,428	13,102
Finished goods	12,998	2,686	15,684	8,749	590	9,339
	23,978	7,603	31,581	17,423	5,018	22,441

Supplies and consumables	11,402	—	11,402	14,987	—	14,987

Merchandise and accessories	911	—	911	2,025	—	2,025

Ending balance	97,315	90,610	187,925	95,283	48,319	143,602

During the year ended March 31, 2025, inventory expensed to cost of sales was $273.0 million (year ended March 31, 2024 – $233.3 million), which included $132.0 million (year ended March 31, 2024 – $72.5 million) related to the changes in fair value of inventory sold.
During the year ended March 31, 2025, the Company recognized $65.5 million in inventory provisions (year ended March 31, 2024 – $73.4 million) consisting of cost of sales of $15.6 million (year ended March 31, 2024 – $28.5 million) and changes in fair value of inventory sold of $49.8 million (year ended March 31, 2024 – $44.9 million).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7    Property, Plant and Equipment

Accounting Policy

Owned Assets

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets as further described below. During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 - 5 years
Production equipment 5 - 10 years
Furniture and fixtures 5 years
Building and improvements 10 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

Right-of-use leased assets

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a finance lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit of loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of income (loss) and comprehensive income (loss).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	March 31, 2025				March 31, 2024
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
	$	$	$	$	$	$	$	$
Owned assets
Land	43,937	—	—	43,937	43,914	—	—	43,914
Buildings	242,939	(111,596)	—	131,343	242,052	(97,885)	(300)	143,867
Construction in progress	27,153	—	—	27,153	26,330	—	(645)	25,685
Computer software & equipment	31,963	(30,767)	—	1,196	31,333	(30,135)	—	1,198
Furniture & fixtures	7,614	(6,619)	—	995	7,900	(6,444)	—	1,456
Production & other equipment	152,406	(116,087)	(129)	36,190	154,042	(106,370)	(202)	47,470
Total owned assets	506,012	(265,069)	(129)	240,814	505,571	(240,834)	(1,147)	263,590

Right-of-use leased assets
Land	13,494	(1,865)	—	11,629	13,890	(1,601)	—	12,289
Buildings	34,801	(18,846)	(567)	15,388	37,252	(16,640)	(2,512)	18,100
Production & other equipment	5,466	(5,190)	—	276	5,290	(4,945)	—	345
Total right-of-use lease assets	53,761	(25,901)	(567)	27,293	56,432	(23,186)	(2,512)	30,734
Total property, plant and equipment	559,773	(290,970)	(696)	268,107	562,003	(264,020)	(3,659)	294,324

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2024	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2025
	$	$	$	$	$	$	$	$
Owned assets
Land	43,914	—	—	—	—	—	23	43,937
Buildings	143,867	1,093	—	(789)	(12,622)	—	(206)	131,343
Construction in progress	25,685	12,929	—	(11,489)	—	—	28	27,153
Computer software & equipment	1,198	619	—	(28)	(593)	—	—	1,196
Furniture & fixtures	1,456	69	(13)	(105)	(439)	—	27	995
Production & other equipment	47,470	960	(323)	(1,406)	(10,495)	(129)	113	36,190
Total owned assets	263,590	15,670	(336)	(13,817)	(24,149)	(129)	(15)	240,814

Right-of-use leased assets
Land	12,289	—	—	(396)	(264)	—	—	11,629
Buildings	18,100	7,406	(562)	(6,475)	(2,773)	(567)	259	15,388
Production & other equipment	345	203	—	(25)	(259)	—	12	276
Total right-of-use lease assets	30,734	7,609	(562)	(6,896)	(3,296)	(567)	271	27,293
Total property, plant and equipment	294,324	23,279	(898)	(20,713)	(27,445)	(696)	256	268,107
(1)Includes reclassification of construction in progress cost when associated projects are complete, transfers to assets held for sale, and remeasurement of right-of-use assets. (Note 8).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, March 31, 2023	Additions	Additions from business combinations	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2024
	$	$	$	$	$	$	$	$	$
Owned assets
Land	50,257	—	1,497	—	(7,779)	—	—	(61)	43,914
Real estate	151,623	1,168	—	(212)	3,435	(12,397)	(300)	550	143,867
Construction in progress	25,618	10,239	—	(2,137)	(7,760)	(145)	(645)	515	25,685
Computer software & equipment	1,723	313	—	(26)	(12)	(797)	—	(3)	1,198
Furniture & fixtures	1,796	407	—	(11)	159	(883)	—	(12)	1,456
Production & other equipment	57,849	3,026	—	(1,232)	4,340	(16,325)	(202)	14	47,470
Total owned assets	288,866	15,153	1,497	(3,618)	(7,617)	(30,547)	(1,147)	1,003	263,590

Right-of-use leased assets
Land	12,545	—	—	—	—	(255)	—	(1)	12,289
Real estate	20,953	5,232	298	(2,355)	(388)	(3,098)	(2,512)	(30)	18,100
Production & other equipment	605	87	—	(68)	—	(277)	—	(2)	345
Total right-of-use lease assets	34,103	5,319	298	(2,423)	(388)	(3,630)	(2,512)	(33)	30,734
Total property, plant and equipment	322,969	20,472	1,795	(6,041)	(8,005)	(34,177)	(3,659)	970	294,324
(1)Includes reclassification of construction in progress cost when associated projects are complete and transfers to assets held for sale (Note 8).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the year ended March 31, 2025, the Company recognized $27.4 million (year ended March 31, 2024 – $34.2 million) of depreciation expense of which $16.4 million (year ended March 31, 2024 – $20.1 million) was reflected in cost of sales. Included in inventory as at March 31, 2025 in the consolidated statements of financial position is capitalized depreciation of $5.1 million (March 31, 2024 – $6.1 million).

(a)    Asset Specific Impairments

During the year ended March 31, 2025, the Company recorded impairment to certain production and other equipment for $0.7 million (March 31, 2024 – $0.6 million), unrelated to its annual impairment testing.

During the year ended March 31, 2024, the Company recorded an impairment loss of $1.2 million during the transfer of certain assets to assets held for sale (Note 8). The impairment loss was recorded as impairment to property, plant and equipment in the consolidated statements of loss and comprehensive loss and allocated to the cannabis operating segment (Note 23). Additionally, the Company recognized impairment losses within its cannabis operating segment and Canadian CGU, and allocated impairment losses of $2.8 million to property, plant and equipment based on their recoverable amounts valued at FVLCD.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Assets Held for Sale and Discontinued Operations

Accounting Policy

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and the fair value less costs of disposal. Impairment losses recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(a)    Assets Held for Sale

Assets held for sale are comprised of the following:

	Whistler Alpha Lake	European R&D Facility & Land	Equipment	ICC	Total
	$	$	$	$	$
Balance, March 31 2023	638	—	—	—	638
Additions	—	8,919	1,800	199	10,918
Impairment	—	(585)	—	—	(585)
Foreign exchange	—	(1)	—	—	(1)
Proceeds from disposal	(2,270)	(8,333)	(600)	—	(11,203)
Gain on disposal (1)	1,632	—	—	—	1,632
Balance, March 31, 2024	—	—	1,200	199	1,399
Additions	—	—	—	14,089	14,089
Impairment	—	—	—	(11,643)	(11,643)
Foreign exchange	—	—	—	57	57
Proceeds from disposal	—	—	(1,200)	(1,199)	(2,399)
Assignment of liabilities held for sale	—	—	—	(1,281)	(1,281)
Balance, March 31, 2025	—	—	—	222	222
(1) The loss on disposal is recognized in other gains (losses) (Note 17) in the consolidated statements of income (loss) and comprehensive income (loss).

ICC

In June 2024, the Company made a formal decision to exit from its operations in Uruguay that are operated through its wholly-owned subsidiary ICC Labs Inc. (“ICC”). During the year ended March 31, 2025, the Company recognized an impairment loss of $11.6 million to record the assets held for sale at their fair value less costs to sell. ICC was previously included in the Cannabis operating segment. The impairment was recorded to net loss from discontinued operations on the consolidated statements of income (loss) and comprehensive income (loss).

During the year ended March 31, 2025, the Company closed an asset sale agreement for the sale of the majority of ICC’s property, plant and equipment in Uruguay in consideration of cash proceeds of $1.2 million (U.S.$0.9 million) and assignment of the lease liability of $1.3 million. On November 29, 2024, the Company signed an agreement to sell the remaining assets and liabilities held for sale by way of a share sale of ICC’s wholly owned operating subsidiary. Subsequent to March 31, 2025, the Company received the requisite regulatory approval for the share sale of ICC. The share sale is expected to close in Q2 2025.

Whistler Alpha Lake

During the year ended March 31, 2024, the facility was sold for net proceeds of $2.3 million. The Company recognized a gain of $1.6 million on disposal, which is recognized in other gains (losses) in the consolidated statements of income (loss) and comprehensive income (loss) (Note 17).

European R&D Facility and Land

During the year ended March 31, 2024, the Company decided to sell a European R&D Facility and to exit the agreement with its partners in Growery B.V. (“Growery”), one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment. As a result, the Company reclassified the related property, plant, and equipment of $8.9 million to assets held for sale. On November 3, 2023, the Company sold its interest in Aurora Netherland B.V., a subsidiary that owns the R&D facility and related assets of Growery for gross proceeds of approximately $8.3 million (Euro €5.8 million) and recognized an impairment loss of $0.6 million (Euro €0.4 million). Following the sale, Netherlands is recognized as loss of control in non-controlling interests (Note 10).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)    Discontinued Operations

In connection with the closure of the Aurora Nordic facility, Reliva, the dissolution of its partnership in Growery B.V., during the year ended March 31, 2024 and the decision to exit its ICC operations in Uruguay during the year ended March 31, 2025, the Company has reported these previously designated cash generating units as discontinued operations

The following table summarizes the Company's discontinued operations for the respective periods:

	Years ended March 31,
	2025	2024
	$	$
Revenue	347	1,069

Cost of sales	1,805	6,923

Changes in fair value of inventory and biological assets sold	—	5,644
Unrealized gain on changes in fair value of biological assets	—	(4,411)
Gross loss	(1,458)	(7,087)

Operating expenses	1,515	3,423
Other income	(696)	(1,058)
Impairment of property, plant, and equipment	11,870	287
Loss on disposal of discontinued operations	—	2,411
Income taxes	25	93
	12,714	5,156
Net loss from discontinued operations	(14,172)	(12,243)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9     Business Combinations

Accounting Policy

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between the fair value of total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the consolidated statements of income (loss) and comprehensive income (loss).

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration, intangible assets and property, plant and equipment. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. Property, plant and equipment are fair valued using a combination of the cost approach and sales comparison approach.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

MedReleaf Australia

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining 90.43% interest in Indica Industries Pty Ltd. (“MedReleaf Australia” or “MRA”) an Australian domiciled company, for total purchase price consideration of approximately $44.3 million (AUS$51.0 million), comprised of cash consideration of approximately $8.2 million (AUS$9.5 million) and issuance of Common Shares of 6,948,994(1) with a fair value of $36.1 million (AUS$41.6 million). Given the Company’s ownership interest of 9.57% prior to the acquisition, the Company applied step acquisition accounting requiring a disposal of its current position based on the fair value of its ownership interest immediately before acquisition. As a result, the Company recognized a gain on disposal of $4.7 million (AUS$5.4 million), recorded as other comprehensive income in the consolidated statements of income (loss) and comprehensive income (loss) with a corresponding increase to the total purchase price consideration. The Company acquired the remaining interest in MRA to secure its distribution and market share in a key export market.

The total purchase price consideration includes cash held in escrow of approximately $0.8 million (AUS$0.9 million) for working capital and specified indemnifications obligations and 676,579 Common Shares with a fair value of $3.6 million (AUS$4.0 million) on closing, held in escrow. The indemnification period is up to one year following the close of the transaction, with an exception for certain tax superannuation claims, which expire five years from closing, and certain other specified claims that survive until the applicable statute of limitations. Total transactions costs of $2.2 million were expensed to acquisition costs in the consolidated statements of income (loss) and comprehensive income (loss).

Goodwill arising from the acquisition represents future income, projected growth in the Australian marketplace, and other intangibles that do not qualify for separate recognition. The goodwill is allocated to the Cannabis Operating segment.

During the year end March 31, 2025, the values assigned, including the related goodwill and deferred tax assets and liabilities were finalized, after adjusting the total consideration through goodwill for approximately $0.4 million prior to finalizing the purchase price allocation in the second quarter of fiscal 2025. The cash consideration and the Common Shares held in escrow were released after the one year indemnification period, with no adjustments.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Allocation of consideration
$
Cash paid	8,249
Common shares issued	36,092
Total purchase price for remaining 90.43% interest	44,341
Fair value of existing ownership	4,734
Total fair value of consideration	49,075

Final fair value of net identifiable assets
Cash	5,710
Accounts receivable	4,785
Inventory	10,464
Prepaid expenses and other current assets	80
Property, plant and equipment	1,795
Intangible assets:
Licenses	5,500
Brand	7,500
35,834

Accounts payable and accrued liabilities	10,206
Income taxes payable	317
Lease liability	311
10,834

Final purchase price allocation
Net identifiable assets acquired	25,000
Goodwill	24,075
49,075

Net cash outflows
Cash consideration paid	(8,249)
Cash acquired	5,710
(2,539)

For year ended March 31, 2024, MedReleaf Australia accounted for $2.8 million in revenue and $0.9 million in net loss since the February 7, 2024 acquisition date. If the acquisition had been completed on April 1, 2023, the Company estimates that MedReleaf Australia would have accounted for $44.4 million in revenue and $6.1 million in net profit for the year ended March 31, 2024.

Note 10     Non-controlling Interest (“NCI”)

Accounting Policy

Non-controlling interests (“NCI”) are initially recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, and subsequently adjusted for the proportionate share of earnings (loss). For each acquisition, the excess of the total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The change in non-controlling interest is as follows:

	Bevo	Other	Total
	$	$	$
Balance, March 31, 2023	32,904	(1,843)	31,061
Discontinued operations (Note 8)	—	2,572	2,572
Change in ownership interests in net assets	12,208	—	12,208
Share of loss for the period	(3,519)	(225)	(3,744)
Balance, March 31, 2024	41,593	504	42,097
Share of loss for the period	(677)	—	(677)
Balance, March 31, 2025	40,916	504	41,420

Bevo

In August 2022, a wholly-owned subsidiary of the Company acquired a 50.1% (49.9% non-controlling interest) controlling interest in Bevo Agtech Inc, the sole parent of Bevo Farms Ltd., (“Bevo”) one of the largest suppliers of propagated vegetables and ornamental plants in North America. Bevo principal operations are located in British Columbia, Canada. The Company has a 50.1% controlling stake in the subsidiary (49.9% non-controlling interest).

In August 2022, the Company entered into an agreement to sell its Aurora Sky facility in Edmonton, Alberta and related assets and liabilities to Bevo (the “Aurora Sky Transaction”). Up to $25.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. The Aurora Sky Transaction closed on September 30, 2022. The Company recognized the inter-company transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred of $12.2 million with a corresponding decrease to deficit on the consolidated statements of financial position.

In July 2023, the Company sold its interest in Aurora Sun facility located in Medicine Hat, Alberta, to Bevo by way of share sale. The Share Purchase Sale agreement requires Bevo to invest a specified amount in capital expenditures for expansion. The Company will receive royalties up to $16.0 million, upon Bevo achieving certain financial thresholds.

The following table is a summary of financial information for material subsidiaries that have a non-controlling interest:

Summary of Statement of Financial Position	March 31, 2025	March 31, 2024
	$	$
Current assets	46,522	35,813
Non-current assets	141,359	91,759
Current liabilities	38,242	62,323
Non-current liabilities	55,335	4,900

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Intangible Assets and Goodwill

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents IP and know-how ERP software	20 years Earlier of the license expiration date or Useful life of the facility 10 years 10 years 10 years 5 years

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statements of income (loss) and comprehensive income (loss) as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the CGU or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually as required for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The goodwill is allocated to the segment.

An impairment loss is recognized for the amount by which the operating segment or CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of fair value less costs of disposal and value-in-use. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2025			March 31, 2024
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Impairment	Net book value
	$	$	$	$	$	$	$
Definite life intangible assets:
Customer relationships	42,528	(37,629)	4,899	42,439	(37,349)	—	5,090
Permits and licenses	54,065	(53,996)	69	54,002	(43,305)	(10,652)	45
Patents	751	(751)	—	982	(793)	—	189
Intellectual property and know-how	52,590	(52,590)	—	52,590	(52,590)	—	—
Software	21,992	(18,198)	3,794	18,661	(16,408)	(1,504)	749
Indefinite life intangible assets:
Brand	7,666	—	7,666	28,200	—	(20,700)	7,500
Permits and licenses	28,735	—	28,735	27,277	—	—	27,277
Total intangible assets	208,327	(163,164)	45,163	224,151	(150,445)	(32,856)	40,850
Goodwill	43,871	—	43,871	43,180	—	—	43,180
Total	252,198	(163,164)	89,034	267,331	(150,445)	(32,856)	84,030

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, March 31, 2024	Additions	Other	Amortization	Foreign currency translation	Balance, March 31, 2025
	$	$	$	$	$	$
Definite life intangible assets:
Customer relationships	5,090	—	90	(281)	—	4,899
Permits and licenses	45	48	8	(43)	11	69
Patents	189	6	(197)	—	2	—
Software	749	3,406	(90)	(271)	—	3,794
Indefinite life intangible assets:
Brand	7,500	—	—	—	166	7,666
Permits and licenses	27,277	—	59	—	1,399	28,735
Total intangible assets	40,850	3,460	(130)	(595)	1,578	45,163
Goodwill	43,180	354	(390)	—	727	43,871
Total	84,030	3,814	(520)	(595)	2,305	89,034

As at March 31, 2025, there were $113.4 million ( March 31, 2024 – $108.8 million) of intangible assets that were fully depreciated, but still in use by the Company.

At the end of each reporting period, the Company assesses whether events or changes in circumstances have occurred that would indicate that a CGU or group of CGUs, comprising an operating segment were impaired. The Company considers external and internal factors, including overall financial performance, market expectations and relevant entity-specific factors, as part of this assessment.

Goodwill arising from business combinations were allocated to the Cannabis segment and Plant Propagation segment for $25.2 million and $18.7 million, respectively (March 31, 2024 – $24.5 million and $18.7 million). The goodwill in the Cannabis segment arose in the fourth quarter of fiscal 2024 from the acquisition of MedReleaf Australia (Note 9).

The Company has two reportable operating segments: (i) Cannabis and (ii) Plant Propagation. The Cannabis segment is comprised of the Canadian, EU and Australian CGUs and Plant Propagation is comprised of a single CGU.

CGU and Goodwill Impairments

On January 1, 2025, the Company performed its annual impairment test over goodwill and its indefinite lived intangible assets.

The recoverable amount of the operating segments to which goodwill is allocated and the CGUs to which indefinite life intangibles are allocated were determined based on fair value less cost to dispose (FVLCD) using Level 3 inputs in a discounted cash flow (“DCF”) analysis. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate DCF results. The significant assumptions applied in the determination of the recoverable amounts are described below:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues, gross margins and earnings before interest, taxes, depreciation and amortization (EBITDA) margins. The Canadian Cannabis CGU, European Cannabis CGU, Australian Cannabis CGU and the Cannabis Operating Segment forecasts are extended to a total of 4 years (and a terminal year thereafter). The Plant Propagation CGU and operating segment forecasts are extended to a total of 7 years (and a terminal year thereafter). The Company extended the forecast period an additional three years to account for the maturation of the new orchid business.
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the CGUs and Operating Segments Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment for impairment as at January 1, 2025 and 2024:

	Indefinite Life Intangible Impairment Testing				Goodwill Impairment Testing
	Canadian Cannabis CGU	Plant Propagation CGU	Australia Cannabis CGU	European Cannabis CGU	Cannabis Operating Segment	Plant Propagation
January 1, 2025
Terminal value growth rate	2.0%	3.0%	3.0%	3.0%	2.5%	3.0%
Discount rate	17.8%	11.0%	10.3%	13.3%	15.3%	11.0%
Revenue growth rate	1.0%	7.0%	6.4%	13.1%	6.4%	7.0%
Fair value less cost to dispose	$293,973	$194,294	$23,325	$95,979	$403,767	$194,294
Carrying value	$211,713	$185,156	$14,338	$40,869	$341,777	$185,156

	Indefinite Life Intangible Impairment Testing			Goodwill Impairment Testing
	Canadian Cannabis CGU	Plant Propagation	European Cannabis CGU	Cannabis Operating Segment	Plant Propagation
January 1, 2024
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%	3.0%
Discount rate	12.0%	10.0%	12.0%	12.0%	10.0%
Revenue growth rate	4.6%	10.6%	17.4%	4.6%	10.6%
Fair value less cost to dispose	$74,175	$192,729	$48,143	$138,395	$192,729
Carrying value	$266,399	$172,475	$46,904	$333,721	$172,475

CGU impairment

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and certain international markets and forms part of the Company’s Cannabis operating segment. During the year ended March 31, 2025, it was concluded that the recoverable amount exceeded the carrying value and therefore no impairment was recognized within the Canadian Cannabis CGU. In addition to the key assumptions noted above, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins range from 33.5% for fiscal 2026 up to 52.8% by fiscal 2029 (March 31, 2024, 2.3% – 4.8%) and is a key assumption in determining the recoverable amount of the Canadian Cannabis CGU.

During the year ended March 31, 2024, the recoverable amount of the Canadian Cannabis CGU was less that the carrying value resulting in assessment of the recoverable amounts of its long lived assets. The impairment loss was allocated based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The fair values of the intangible assets were measured using valuation techniques including the relief from royalty method for brands and the with and without method for permits and licenses. As a result, the intangible assets in the Canadian Cannabis CGU were fully impaired.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Significant inputs & key assumptions	Sensitivity	Decrease in fair value
Discount rate	Increase of 0.5%	$9,186
Total revenue	Decrease of 2%	$12,842
EBITDA margin	Decrease of 1%	$7,549

European Cannabis CGU

The Company’s European Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Europe. The recoverable amount was higher than the carrying value as at March 31, 2025, and therefore no impairment was recognized within the European Cannabis CGU (March 31, 2024 – nil). In addition to the key assumptions noted above, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins range from 7.3% for fiscal 2026 up to 11.4% by fiscal 2028 (March 31, 2024, 4.0% – 14.9%) and is a key assumption in determining the recoverable amount of the European Cannabis CGU.

Significant inputs & key assumptions	Sensitivity	Decrease in fair value
Discount rate	Increase of 0.5%	$6,208
Total revenue	Decrease of 2%	$22,921
EBITDA margin	Decrease of 1%	$13,607

Australia Cannabis CGU

The Company’s Australian Cannabis CGU represents its operations dedicated to distribution and sale of cannabis products within Australia and New Zealand. The recoverable amount was higher than the carrying value as at March 31, 2025, and therefore no impairment was recognized within the Australia Cannabis CGU (March 31, 2024 – N.A.). In addition to the key assumptions noted above, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins range from 0.4% for fiscal 2026 up to 3.7% by fiscal 2029 (March 31, 2024, N.A.) and is a key assumption in determining the recoverable amount of the Australian Cannabis CGU.

Significant inputs & key assumptions	Sensitivity	Decrease in fair value
Discount rate	Increase of 0.5%	8,987
Total revenue	Decrease of 2%	$16,664
EBITDA margin	Decrease of 1%	$10,465

Plant Propagation Segment and CGU

The Company’s Plant Propagation CGU is dedicated to the propagation of vegetables and ornamental plants within North America and is the single CGU in the Company’s Plant Propagation operating segment. In addition to the key assumptions noted above, gross margin forecasted ranges from 27.8% to 33.2% (March 31, 2024, 30% – 32%) and EBITDA margins range from 20% – 25% (March 31, 2024, 24% – 26%). The recoverable amount was higher than the carrying value as at March 31, 2025, and therefore no impairment was recognized within the Plant Propagation CGU (March 31, 2024 – nil).

Significant inputs & assumptions	Sensitivity	Decrease in fair value
Discount rate	Increase of 0.5%	$10,735
Total revenue	Decrease of 2%	$15,688
EBITDA margin	Decrease of 1%	$7,834

Operating Segment Impairment

Cannabis Operating Segment (Note 23)

The Cannabis Operating segment, is comprised of the Canadian Cannabis GCU, European Cannabis CGU and Australia Cannabis CGU. During the year ended March 31, 2025, the recoverable amount was greater than the carrying value, and therefore no impairment was recognized within the Canadian Operating segment, other than the impairment to specific intangible assets discussed below.

During the year ended March 31, 2024, it was concluded that the recoverable amount was lower than the carrying value resulting in assessment of the recoverable amounts of its long-lived assets, indicating an impairment. The impairment loss was allocated based on the relative carrying amounts of the operating segment’s assets at the impairment date, with no individual asset being reduced below its recoverable amount.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12    Loans and Borrowings

Accounting Policy

Loans and Borrowings are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Loans are derecognized from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as finance costs. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(a) Term Facilities
On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the loans under Bevo’s credit facility (the “Credit Agreement”). The Credit Agreement includes two term loans (“Term Facility 1” and “Term Facility 2”, together the “Term Facilities”).
The changes in the carrying value of the Term Facilities, current and non-current are as follows:

Term Facilities
$
Balance, March 31, 2023	38,224
Drawings	2,751
Interest accretion	23
Principal repayments	(2,749)
Balance, March 31, 2024	38,249
Transfer from Revolver	4,000
Drawings	2,824
Interest accretion	13
Debt issuance costs	(493)
Principal repayments	(2,100)
Balance, March 31, 2025	42,493
Current portion	(2,299)
Long-term portion	40,194
Term Facility 1

On January 21, 2025, Term Facility 1 was settled and replaced with a new loan agreement in the amount of $43.0 million. This includes transfers from the Revolver of $4.0 million and the Term Facility 2 of $5.0 million, which was substantially modified in the amendment of the Credit Agreement (“Amended Credit Agreement”). The maturity date of the new Term Facility 1 is October 20, 2028 and quarterly interest is variable based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The Company currently makes quarterly repayments of $0.5 million, with the balance outstanding payable upon maturity. As at March 31, 2025, the amount outstanding was $42.0 million (March 31, 2024 – $35.5 million) with a borrowing rate of 6.60% and an effective interest rate of 6.94%.
Term Facility 2
On January 21, 2025, Term Facility 2 was substantially modified, to extend the maturity date to October, 20, 2028 from October 20, 2026 and transfer the full balance outstanding as of that date to the Term Facility 1, resulting in a nil balance on the date of modification. Additionally, the maximum capacity of Term Facility 2 decreased from $16.0 million to $6.0 million. The Amended Credit Agreement allows for multiple advances, subject to a cost of borrowing based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. Quarterly repayments are required and are based on the amounts drawn upon, with the balance outstanding payable upon maturity. As at March 31, 2025, the total amount drawn from Term Facility 2 was $0.5 million (March 31, 2024 – $2.8 million) with a borrowing rate and effective interest rate of 6.60%.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b) Revolver
On January 21, 2025, the Revolver was partially settled through a transfer of $4.0 million to the Term Facility 1, reducing the amount drawn to $13.9 million on the day of the partial settlement and increasing the availability of funds. The total borrowings available under the revolver is $18.0 million, until October 21, 2028 when the Revolver matures. Interest payments are based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The undrawn balance of the revolver is subject to a stand-by fee between 0.4% and 0.6%. As at March 31, 2025, the total amount drawn from the revolver was $16.7 million (March 31, 2024 – $16.8 million), with a borrowing rate of 7.0%. The Revolver is classified as current on the consolidated statements of financial position.
The Term Facilities and Revolver are secured against all of Bevo’s propagation facilities, which have a carrying value of approximately $118.0 million. The terms of the Amended Credit Agreement are subject to customary financial and non-financial covenants. As at March 31, 2025, the Company is in compliance with the covenants.
(c) Creditor Agreement

On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a fixed rate of 14.0% per annum. The principal and accrued interest were originally due on May 31, 2025, however this was subsequently amended to allow for a two month extension of the principal due August 1, 2025. The amendment also increases the fixed rate of interest to 17% during the extension period and requires accrued interest and an amendment fee totaling $0.5 million payable upon execution of the amendment. The Company advanced funds of $2.5 million, which together with accrued interest and the amendment fee are eliminated upon consolidation. The remaining balance is classified as current on the consolidated statements of financial position.

During the year ended March 31, 2025, total interest expense for loans and borrowings of $3.9 million (year ended March 31, 2024 – $3.5 million) was recognized as finance and other costs in the consolidated statements of income (loss) and comprehensive income (loss). Accrued interest of $0.3 million (March 31, 2024 - nil) is recorded in accounts payable and accrued liabilities on the consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13    Lease Liabilities

Accounting Policy

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statements of income (loss) and comprehensive income (loss) over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Subsequently, if there is a change to the expected lease term within the control of the lessee, the lease liability will be remeasured using the updated term and revised discount rate on a prospective basis.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statements of income (loss) and comprehensive income (loss). Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statements of income (loss) and comprehensive income (loss).

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income, while a financing lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit or loss.

The changes in the carrying value of current and non-current lease liabilities are as follows:

$
Balance, March 31, 2023	49,217
Lease additions	5,618
Disposal of leases	(635)
Lease payments	(8,446)
Lease reassessments	(1,402)
Foreign exchange	28
Interest accretion	3,152
Balance, March 31, 2024	47,532
Current portion	(4,856)
Long-term portion	42,676

Balance, March 31, 2024	47,532
Lease additions	7,609
Lease payments	(8,129)
Lease liabilities assumed (Note 8(a))	(1,281)
Lease reassessments	(6,068)
Foreign exchange	292
Interest accretion	2,921
Balance, March 31, 2025	42,876
Current portion	(5,381)
Long-term portion	37,495

For the year ended March 31, 2025, the Company recorded $2.5 million (year ended March 31, 2024 – $3.1 million) related to short-term leases, variable leases, and low-value leases in general and administrative in the consolidated statements of income (loss) and comprehensive income (loss).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14    Share Capital

Accounting Policy

Share Purchase Warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in other gains (losses) on the statement of comprehensive income (loss). The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated to equity and classified as equity financing transaction costs.

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

ii.Unlimited number of Class “A” Shares each with a par value of $1.00. As at March 31, 2025, no Class “A” Shares were issued and outstanding.

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

iii.Unlimited number of Class “B” Shares each with a par value of $5.00. As at March 31, 2025, no Class “B” Shares were issued and outstanding.

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

(b)     Shares Issued and Outstanding

As at March 31, 2025, 56,234,231 Common Shares (March 31, 2024 – 54,545,797) were issued and fully paid.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i) Shares for business combinations

During the year ended year ended March 31, 2025, the Company settled an earn out for $9.8 million in connection with the business acquisition of Bevo with the issuance of 1,190,432 Common Shares. The fair value of the Common Shares on the date of issuance was $7.5 million.

(ii)    Shares issued under RSU, PSU and DSU plans

During the year ended March 31, 2025, the Company issued 386,341 (year ended March 31, 2024 – 176,725) Common Shares with a fair value of $9.1 million (year ended March 31, 2024 – $5.6 million) related to the exercise of RSUs, PSUs, and DSUs connected to the Company’s share-based compensation program (Note 15).

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants(1)	Weighted average exercise price
	#	$
Balance, March 31, 2023	8,912,479	70.90
Expired	(1,838,131)	1,124.60
Balance, March 31, 2024	7,074,348	44.34
Expired	(10,486)	388.43
Balance, March 31, 2025	7,063,862	46.22

On June 1, 2022, the Company completed an offering of 7,040,875 units of the Company (“June 2022 Offering”) for gross proceeds of approximately $21.8 million (U.S.$17.3 million). The Company paid commissions and issuance costs of $9.9 million for net proceeds of $11.9 million. Each unit consists of one Common Share and one common share purchase warrant (“June 2022 Offering Warrant”) of the Company. Each June 2022 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of U.S.$32.00 per share until June 1, 2025.

The June 2022 Offering warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The June 2022 Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 17) on the consolidated statements of income (loss) and comprehensive income (loss). Subsequent to March 31, 2025, 7,040,875 warrants from this offering expired on June 1, 2025.

		U.S.$ equivalent
	June 2022 Offering	June 2022 Offering
	$	$
Balance, March 31, 2023	9,514	7,041
Unrealized gain on derivative liability	(9,038)	(6,688)
Balance, March 31, 2024	476	353
Unrealized loss on derivative liability	28	—
Balance, March 31, 2025	504	353

The following table summarizes the warrants that remain outstanding as at March 31, 2025:

Exercise Price ($)	Expiry Date	Warrants (#)(1)
45.80	June 1, 2025	7,040,875
111.06 - 418.80	May 29, 2025 - November 30, 2025	22,987
		7,063,862

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

Performance Share Units (“PSUs”)

PSUs are equity-settled share-based payments and have both a service and market condition. PSUs are measured at their fair value on the grant date and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. The fair value of PSUs is calculated using the Monte Carlo simulation model which factors in the probability of achieving the market-based performance target. When determining the fair value, management is required to make certain assumptions and estimates related to volatility, risk-free rate, equity correlations between Aurora and a peer group of companies, future stock prices, and estimated forfeitures. The amount recognized for services received as consideration for the PSUs granted is based on the number of equity instruments that eventually vest. Upon the release of PSUs, the related share reserve is transferred to share capital.

Cash Settled Share-based Compensation

Share-based compensation subject to cash settlement are classified as a derivative liability. They are initially measured at fair value and recorded as a derivative liability in the consolidated statements of financial position.
Share-based compensation that is in recognition of past service is recorded at the full amount to share-based compensation expense and are remeasured each reporting period with the difference going through share-based compensation expense. Upon settlement they are remeasured and the derivative liability is extinguished at the remeasured amount.

Share-based compensation that is in recognition of future service is amortized ratably over the future service period. Each reporting period, they are remeasured with the change in value reflected in the share-based compensation expense.

The Company currently has in place a “rolling maximum” or “evergreen” stock option plan (“Option Plan”), Fixed Restricted Share Unit Plan (“RSU Plan”), Fixed Performance Share Unit Plan (“PSU Plan”), and a Fixed Deferred Share Unit Plan (“DSU Plan”), which is applicable to non- employee directors only. The Board may from time to time, in its discretion and in accordance with Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, as applicable, non-transferable stock options, RSUs, PSUs and DSUs in accordance with these plans.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

At the Company’s Annual General and Special Meeting held on November 13, 2017 (“2017 AGM”), shareholders approved the adoption of the Option Plan, the Restricted Share Unit Plan (the “RSU Plan”), the Deferred Share Unit Plan (the “DSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”), together the “Share-based Compensation Plans”, which were subsequently amended and approved by shareholders at the Company’s Annual General and Special Meeting held on August 9, 2024 (“2024 AGM”). The amendments included reducing the Share-based Compensation Plans from 10.0% “rolling” plan to 9.5% “rolling” plan, and therefore, the number of Common Shares issuable under all Share based Compensation Plans cannot exceed 9.5% of the total number of issued and outstanding Common Shares and a rolling limit for all full value award plans of the Company of 5.0%, which includes RSU, PSU and DSU plans.

(a)     Stock Options

The Option Plan amendments provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period. Stock options expire after five years.

A summary of stock options outstanding is as follows:

	Stock options (#)	Weighted average exercise price ($)
	#	$
Balance, March 31, 2023	672,150	257.28
Granted	633,485	7.60
Expired	(34,855)	1,033.90
Forfeited	(83,956)	205.10
Balance, March 31, 2024	1,186,824	104.90
Granted	749,161	7.60
Exercised	(111,661)	7.60
Forfeited	(20,284)	13.12
Expired	(43,320)	463.14
Balance, March 31, 2025	1,760,720	61.68

The following table summarizes the stock options that are outstanding as at March 31, 2025:

Exercise Price ($)	Expiry Date	Weighted average remaining life	Options outstanding (#)	Options exercisable (#)
7.59 - 23.80	May 31, 2027 - September 19, 2029	3.57	1,555,974	377,763
48.60 - 224.80	April 6, 2025 - February 28, 2027	1.12	142,365	142,365
1,240.80	March 13, 2026	0.95	62,381	62,381
			1,760,720	582,509

During the year ended March 31, 2025, stock option expense of $3.2 million (year ended March 31, 2024 – $2.9 million) was recognized in share-based compensation on the consolidated statements of income (loss) and comprehensive income (loss).

Stock options granted during the respective periods presented below were fair valued based on the following weighted average assumptions:

	Years ended March 31,
	2025	2024
Risk-free annual interest rate (1)	3.70%	4.34%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	81.19%	85.06%
Expected life of options (years) (3)	2.97	2.67
Forfeiture rate	11.20%	19.63%
Weighted average value	$4.12	$4.10
Weighted average exercise price	$7.60	$7.60
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain companies in the same industry.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Restricted Share Units (“RSU”)

The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period and expire after three years.

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2023	661,449
Issued	378,900
Vested	(158,248)
Expired	(84,385)
Forfeited	(27)
Balance, March 31, 2024	797,689
Issued	378,369
Vested	(364,551)
Forfeited	(54,168)
Balance, March 31, 2025	757,339

During the year ended March 31, 2025, RSU expense of $4.6 million (year ended March 31, 2024 – $5.8 million) was recognized in share-based compensation on the consolidated statements of income (loss) and comprehensive income (loss).

The following table summarizes the RSUs that are outstanding as at March 31, 2025:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$6.17 - $18.70	September 23, 2025 - September 19, 2027	753,220	40,701
$19.20 - $46.50	May 17, 2025 - November 15, 2025	4,119	13
		757,339	40,714

(c)     Deferred Share Units (“DSU”)

Under the terms of the Company’s 2024 DSU Plan, non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for a period of 90 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs vest immediately upon grant and have no expiry date.

DSUs
#
Balance, March 31, 2023	91,045
Issued(1)	225,292
Exercised	(21,397)
Forfeited	(17,734)
Balance, March 31, 2024	277,206
Issued(1)	160,928
Exercised	(65,532)
Balance, March 31, 2025	372,602
(1)Includes DSUs issued under cash settlement plan Note 15(e).

During the year ended March 31, 2025, the Company recognized a total DSU expense of $1.0 million (year ended March 31, 2024 – expense of $1.2 million) in share-based compensation on the consolidated statements of income (loss) and comprehensive income (loss).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the DSUs that are outstanding as at March 31, 2025:

Weighted Average Issue Price ($)	Expiry Date	Outstanding and vested (#)
$4.43 - $83.70	N/A	370,447
$100.90 - $217.20	N/A	1,944
$901.20 - $949.20	N/A	211
		372,602

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s 2024 PSU Plan, officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares or are paid in cash to the participant equal to the market price of Common Shares on the entitlement date multiplied by the number of performance share units being settled. In each case upon the 3-year cliff vesting date the performance shares units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting the PSU will expire. The PSUs are amortized on a straight line basis over the three year period and expire after three years.

A summary of the PSUs outstanding is as follows:

PSUs
#
Balance, March 31, 2023	230,824
Granted(1)	522,907
Vested	(26)
Cancelled	(28,745)
Expired	(24,080)
Balance, March 31, 2024	700,880
Granted(1)	664,277
Vested	(134,040)
Cancelled	(38,876)
Expired	(27,767)
Balance, March 31, 2025	1,164,474
(1)Includes PSUs issued under cash settlement plan Note 15(e).

During the year ended March 31, 2025, the Company recognized a total PSU expense of $4.2 million (year ended March 31, 2024 – $2.5 million) in share-based compensation on the consolidated statements of income (loss) and comprehensive income (loss).

The following table summarizes the PSUs that are outstanding as at March 31, 2025:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
7.59 - 33.20	May 17, 2025 - September 19, 2027	1,164,474	—

PSUs granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Years ended March 31,
	2025	2024
Risk-free annual interest rate (1)	2.60%	4.76%
Dividend yield	—%	—%
Expected stock price volatility (2)	84.20%	90.65%
Expected stock price volatility of peer group (2)	83.17%	91.51%
Expected life of options (years) (3)	3	3
Forfeiture rate	14.94%	12.45%
Equity correlation against peer group (4)	44.87%	39.14%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of the Company and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the year ended March 31, 2025 was $9.63 per unit (year ended March 31, 2024 – $9.53 per unit).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(e) Cash Settled DSUs and PSUs

During the year ended March 31, 2025, the Company issued DSU’s and PSU’s, which will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability in the consolidated statements of financial position and are initially measured at fair value. DSUs are issued in recognition of past service for Directors and are expensed immediately at fair value to share-based compensation expense in the consolidated statements of income (loss) and comprehensive income (loss). The DSUs are remeasured each reporting period with the difference recorded to share-based compensation expense. Upon settlement, the DSU’s are remeasured and the derivative liability is extinguished at the remeasured amount. As at March 31, 2025, the related derivative liability was $2.0 million (March 31, 2024 - $1.2 million).

The PSUs subject to cash settlement are classified as a derivative liability in the consolidated statements of financial position. They are initially measured at fair value using a Monte Carlo simulation model. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured at fair value each reporting period with the change in value reflected in share-based compensation expense. As at March 31, 2025, the related derivative liability was $2.4 million (March 31, 2024 - $0.6 million).

Note 16 Income (loss) Per Share

Accounting Policy

The Company calculates basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share (loss) is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise convertible debentures, RSU, DSU, warrants and share options issued, using the treasury share method.

The following is a reconciliation of basic income (loss) per share:

	Years ended March 31,
	2025	2024
	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	$16,440	($53,339)
Net loss from discontinued operations attributable to Aurora shareholders	($14,172)	($12,243)
Net income (loss) attributable to Aurora shareholders	$2,268	($65,582)

Weighted average number of Common Shares outstanding	54,832,794	43,223,233

Basic income (loss) per share, continuing operations	$0.30	($1.23)
Basic loss per share, discontinued operations	($0.26)	($0.28)
Basic income (loss) per share	$0.04	($1.52)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a reconciliation of diluted income (loss) per share:

	Years ended March 31,
	2025	2024(1)
	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	$16,440	($53,339)
Net loss from discontinued operations attributable to Aurora shareholders	($14,172)	($12,243)
Net income (loss) attributable to Aurora shareholders	$2,268	($65,582)

Weighted average number of Common Shares outstanding	54,832,794	43,223,233

Dilutive shares outstanding
RSUs	414,047	—
PSUs	320,164	—
DSUs	56,755	—
	790,966	—

Weighted average dilutive Common Shares	55,623,760	43,223,233

Diluted income (loss) per share, continuing operations	$0.30	($1.23)
Diluted loss per share, discontinued operations(1)	($0.26)	($0.28)
Diluted income (loss) per share	$0.04	($1.52)
(1)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.

Note 17    Other Gains (Losses)

		Years ended March 31,
	Note	2025	2024
		$	$
Unrealized gain on derivative asset		108	2,540
Unrealized gain (loss) on derivative liabilities	15(e)	(496)	9,158
Realized gain on marketable securities		679	—
Insurance premium refund		2,467	—
Gain on disposal of assets held for sale and property, plant and equipment	7, 8(a)	498	1,158
Fair value adjustment gain (loss) on contingent consideration		(7,452)	9,760
Government grant income		—	12,547
Provisions		5,027	1,501
Realized loss on repurchase of convertible debt		—	(9,244)
Legal settlement and contract termination fees		8	(1,724)
Other		765	1,567
Total other gains (losses)		1,604	27,263

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Years ended March 31,
	2025	2024
	$	$
Accounts receivable	5,238	(4,501)
Biological assets	(58,537)	(46,450)
Inventory	43,488	50,322
Prepaid and other current assets	(1,280)	(548)
Accounts payable and accrued liabilities	14,913	(15,702)
Income taxes payable	6,054	1,230
Deferred revenue	(613)	133
Deferred taxes	(27)	—
Provisions	974	(25)
Changes in non-cash working capital	10,210	(15,541)

Additional supplementary cash flow information is as follows:

	Years ended March 31,
	2025	2024
	$	$
Property, plant and equipment in accounts payable	(818)	(255)
Right-of-use asset additions	6,106	—
Amortization of prepaids	11,854	14,416
Interest paid	6,844	14,867
Interest received	(6,297)	(3,610)
Income taxes paid	928	—
Included in restricted cash as of March 31, 2025 is $3.4 million (March 31, 2024 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, nil (March 31, 2024 – $0.8 million) related to the MedReleaf Australia acquisition, $0.1 million (March 31, 2024 – $0.1 million) attributed to international subsidiaries, and $43.9 million (March 31, 2024 – $38.8 million) of funds reserved for the segregated cell program for insurance coverage and not held for the purpose of meeting short term cash commitments.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19    Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive income (loss) or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income (loss) or equity, in which case the related deferred tax is also recognized in other comprehensive income (loss) or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (March 31, 2024 – 27.0%) to income (loss) before income tax for the following items:

	March 31, 2025	March 31, 2024
	$	$
Income (loss before tax)	20,382	(57,637)
Combined federal and provincial rate	27.0%	27.0%
Expected tax expense (recovery)	5,503	(15,562)
Non-deductible expenses (recovery)	3,070	3,519
Non-deductible (non-taxable) portion of capital items	(3,620)	(2,441)
Goodwill and other impairment items	—	1,674
Tax impact on divestitures	—	953
Difference in statutory tax rate	2,400	1,031
Effect of change in tax rates	(1,530)	(5,277)
Changes in deferred tax benefits not recognized	(5,777)	15,549
Change in tax legislation	4,573	—
Income tax expense (recovery)	4,619	(554)

On May 23, 2023, the International Accounting Standards Board issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12, Income Taxes which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Company has adopted these amendments, however, they are not yet applicable for the current reporting year as the Company’s consolidated revenue is below the threshold of €750 million.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at March 31, 2025 and March 31, 2024 are comprised of the following:

	Balance, March 31, 2024	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Balance, March 31, 2025
	$	$	$	$
Deferred tax assets
Non-capital losses	23,740	4,293	243	28,276
Capital losses	56	271	—	327
Finance costs	64	500	—	564
Leases	6,238	(989)	96	5,345
Others	(109)	147	22	60
Total deferred tax assets	29,989	4,222	361	34,572

Deferred tax liabilities
Intangible assets	(7,742)	(497)	(402)	(8,641)
Property, plant and equipment	(12,380)	(6,206)	52	(18,534)
Inventory	(5,709)	603	(32)	(5,138)
Biological assets	(4,863)	5,640	—	777
Others	(142)	(573)	1	(714)
Total deferred tax liabilities	(30,836)	(1,033)	(381)	(32,250)

Net deferred tax assets (liabilities)	(847)	3,189	(20)	2,322

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, March 31, 2023	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, March 31, 2024
	$	$	$	$	$
Deferred tax assets
Non-capital losses	31,903	(6,842)	(43)	(1,278)	23,740
Capital losses	142	(86)	—	—	56
Finance costs	118	(54)	—	—	64
Investment tax credit	1,282	(1,282)	—	—	—
Derivatives	26	(26)	—	—	—
Leases	6,529	(287)	(4)	—	6,238
Others	1	(122)	12	—	(109)
Total deferred tax assets	40,001	(8,699)	(35)	(1,278)	29,989

Deferred tax liabilities
Convertible debenture	(3,402)	3,402	—	—	—
Investment in associates	(12)	12	—	—	—
Intangible assets	(12,624)	4,826	56	—	(7,742)
Property, plant and equipment	(16,265)	3,893	(8)	—	(12,380)
Inventory	(5,218)	(491)	—	—	(5,709)
Biological assets	(2,070)	(2,793)	—	—	(4,863)
Others	(1,655)	1,513	—	—	(142)
Total deferred tax liabilities	(41,246)	10,362	48	—	(30,836)

Net deferred tax liabilities	(1,245)	1,663	13	(1,278)	(847)

Deferred tax assets (liabilities) as presented in the consolidated statements of financial position:

	March 31, 2025	March 31, 2024
	$	$
Deferred tax assets	4,219	15,343
Deferred tax liabilities	(1,897)	(16,190)
Net deferred tax assets (liabilities)	2,322	(847)

Deferred tax assets have not been recognized with respect to the following deductible temporary differences:

	March 31, 2025	March 31, 2024
	$	$
Non-capital losses carried forward	1,293,859	1,359,623
Capital losses	182,749	203,843
Property, plant and equipment	579,392	555,376
Intangible assets	71,559	74,068
Goodwill	29,021	29,936
Marketable securities	23,224	22,210
Investment tax credits	6,696	6,696
Derivatives	4,393	11,254
Capital lease obligations	21,269	17,250
Other	18,004	29,143
	2,230,166	2,309,399

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company has income tax loss carryforwards of approximately $1,254.9 million (March 31, 2024 – $1,251.2 million) which are predominately from Canada and if unused, will expire as follows:

Expiration year
		$
2026	2030	142,715
2031	2035	225,324
2036	2040	505,870
2041	2045	381,021
		1,254,930

The Company’s consolidated current tax provision relates to management’s assessment of the amount of tax payable on open tax positions where the liabilities remain to be agreed with the tax authorities in the jurisdictions to which the group operates in. Uncertain tax items for which a provision of $4.6 million was recorded relate principally to retroactive changes in tax legislation regarding arrangements entered into by the Company. Due to the uncertainty associated with such tax items, there is a possibility that, on conclusion of open tax matters at a future date, the final outcome may differ significantly.

Note 20    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and board of directors. Compensation expense for key management personnel was as follows:

	Years ended March 31,
	2025	2024
	$	$
Short-term employment benefits (1)	8,820	10,440
Long-term employment benefits	45	40
Termination benefit	258	1,089
Directors’ fees	383	322
Share-based compensation (2)	8,467	10,155
Total management compensation (3)	17,973	22,046
(1)As of March 31, 2025, $2.8 million is payable or accrued for key management compensation (March 31, 2024 – $1.8 million).
(2)Share-based compensation represent the fair value of options granted and vested to key management personnel under the Company’s share-based compensation plans (Note 15). Board of director equity settled DSUs are included in share-based compensation.
(3)As of March 31, 2025, there are 10 key management personnel (March 31, 2024 – 10).

In connection with the acquisition of all of the issued and outstanding shares of CannaHealth, the Company paid $21.9 million to the minority interest of a consolidated subsidiary. The allocation of the consideration paid was determined to be solely deferred compensation, which is being amortized over a five year period. During the year ended March 31, 2025, the Company recognized amortization expense of $3.8 million (year ended March 31, 2024 – $3.8 million) in the consolidated statements of income (loss) and comprehensive income (loss). The transaction is in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

In connection with a Creditor Agreement (Note 12), the Company entered into an unsecured loan agreement (“Agreement”) with Bevo which the Company holds a controlling interest of 50.1%. The principal and accrued interest were originally due on May 31, 2025, however this was subsequently amended to allow for a two month extension of the principal due August 1, 2025. The amendment also increases the fixed rate of interest to 17% during the extension period and requires accrued interest and an amendment fee totaling $0.5 million payable upon execution of the amendment. The Company advanced funds of $2.5 million, which is eliminated upon consolidation. (Note 12).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21    Commitments and Contingencies

(a)Claims and Litigation

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described below, unless otherwise noted. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, or would have a material effect on the consolidated financial statements, other than the claims described below.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Final Court approval of the settlement was obtained on January 28, 2025 and the matter was settled with insurance proceeds during the three months ended March 31, 2025.

On June 15, 2020, a claim was filed in the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed in the Court of the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and allegedly suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment. The Company’s motion to strike was heard the week of November 18, 2024. We continue to await the judge’s decision. The Company disputes the allegations and intends to vigorously defend against the claims.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. On May 14, 2025 Justice Leiper approved a order certifying the proceeding as a class. The parties mutually agreed to certify a narrower claim and a consent certification. In consenting to this procedural step, Aurora did not admit liability, which will vigorously defended against in the proceedings. The Company intends to continue to defend against the claim.

In respect of the aforementioned claims, the Company has recognized total legal provisions of $0.3 million (March 31, 2024 – $2.3 million) in provisions on the consolidated statements of financial position.
(b)Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 25(b) and loans and borrowing repayments in Note 12, the Company has $4.2 million in future capital commitments and $10.0 million purchase commitment payments, which are due over the next 12 months and $16.5 million which are due in one to three years.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products, plant propagation and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. All other payment terms are from 30-60 days, primarily from sales in the EU and Australia. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Revenue from plant propagation is recognized at a point in time when control of the goods is transferred to the customer, at an amount which reflects the consideration to which the Company expects to be entitled to in exchange for those goods. The Company goods consist of propagation seedlings and bedding plants. The sale is completed upon delivery as the Company bears the responsibility of transportation and related costs.

For bill-and-hold arrangements, revenue is recognized before delivery but only upon transfer of control of the good to the customer. Control is transferred to the customer when the substance of the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an ad valorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive income (loss), represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

For certain sale of goods in which the Company earns a manufacturing fee, the Company records net revenue as an agent on the basis that the Company does not control pricing or bear inventory or credit risk.

The Company generates revenue from the transfer of goods at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.2 million for the year ended March 31, 2025 (year ended March 31, 2024 – $1.2 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of March 31, 2025, the net return liability for the estimated variable consideration was $0.2 million (March 31, 2024 – $1.2 million) and is included in deferred revenue on the consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Year ended March 31, 2025	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	107,432	40,033	4,436	151,901	18,558	170,459
Australia	53,661	—	—	53,661	—	53,661
Europe	83,349	—	—	83,349	—	83,349
U.S.	—	—	—	—	35,824	35,824
Total net revenue	244,442	40,033	4,436	288,911	54,382	343,293

Year Ended March 31, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	103,068	46,958	2,403	152,429	12,801	165,230
Australia	31,680	—	—	31,680	—	31,680
Europe	40,769	—	—	40,769	—	40,769
U.S.	—	—	—	—	31,958	31,958
Total net revenue	175,517	46,958	2,403	224,878	44,759	269,637

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23    Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include net revenue, gross profit, general and administrative expenses, and sales and marketing expenses. The Company’s operating results are divided into two reportable segments plus corporate.

As at March 31, 2025, the Company had two reportable operating segments: (i) Cannabis and (ii) Plant Propagation. The Company’s identification of operating segment is based on product type. The Cannabis operating segment relates to the cultivation, manufacturing and distribution of cannabis, in addition to ancillary support services such as research and development and patient counselling and the plant propagation segment relates to vegetables propagation and floral cultivation. Additionally, the two segments are distinct in terms of their distribution, competition, regulatory environment and margins. There is no aggregation of operating segments.

Operating Segments	Cannabis	Plant Propagation	Corporate	Total
	$	$	$	$
Year ended March 31, 2025
Gross revenue	319,858	54,382	—	374,240
Excise tax	(30,947)	—	—	(30,947)
Net revenue	288,911	54,382	—	343,293
Cost of sales	140,944	45,155	3,141	189,240
Gross profit before fair value adjustments	147,967	9,227	(3,141)	154,053
General and administration	75,598	5,934	15,725	97,257
Sales and marketing	56,171	110	—	56,281

Year Ended March 31, 2024
Gross revenue	254,421	44,759	—	299,180
Excise tax	(29,543)	—	—	(29,543)
Net revenue	224,878	44,759	—	269,637
Cost of sales	149,449	41,499	1,002	191,950
Gross profit before fair value adjustments	75,429	3,260	(1,002)	77,687
General and administration	73,057	3,252	15,016	91,325
Sales and marketing	51,859	51	—	51,910

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	EU	Australia	Other	Total
	$	$	$	$	$
Non-current assets other than financial instruments
March 31, 2025	294,204	29,751	40,908	—	364,863
March 31, 2024	308,816	29,368	38,197	14,001	390,382

Year ended March 31, 2025
Net revenue	206,283	83,349	53,661	—	343,293
Gross profit before fair value adjustments	62,660	59,602	31,791	—	154,053

Year Ended March 31, 2024
Net revenue	226,077	40,731	2,753	76	269,637
Gross profit (loss) before fair value adjustments	50,864	25,501	2,430	(1,108)	77,687

During the years ended March 31, 2025 and March 31, 2024, no customer contributed 10 per cent or more to the Company’s net revenue.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24    Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Other long term liability	Discounted cash flow model (level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, loans and borrowings, and lease liabilities.	Carrying value discounted at the effective interest rate approximates fair value

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at March 31, 2025 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	137,921	—	137,921
Restricted cash	47,407	—	47,407
Accounts receivable, excluding sales taxes and lease receivable	37,798	—	37,798
Marketable securities	—	554	554
Lease receivable	6,841	—	6,841
Financial Liabilities
Accounts payable and accrued liabilities	73,605	—	73,605
Lease liabilities	42,876	—	42,876
Derivative liabilities	—	5,531	5,531
Other long term liabilities	498	—	498
Loans and borrowings	61,707	—	61,707

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at March 31, 2025
Marketable securities	7	554	—	—	554
Other long term liability		498		47,597	48,095
Derivative liabilities	14(c), 15(e)	3,111	2,420	—	5,531

As at March 31, 2024
Marketable securities	—	4,036	—	—	4,036
Derivative asset		—	760	—	760
Other long term liability		591	—	45,519	46,110
Derivative liabilities	14(c), 15(e)	1,698	611	—	2,309

Other long term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation model. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at March 31, 2025, the present value of the amount payable on exercise of the put option was $47.6 million (March 31, 2024 - $45.5 million) which is recorded in other long term liability in the consolidated statements of financial position. The change during the year ended March 31, 2025 of $2.1 million (year ended March 31, 2024 - $2.1 million) is recorded in deficit in the consolidated statements of changes in equity.

Note 25    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and lease receivable. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $43.9 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally minimal for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2025, $26.2 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2024 – $22.8 million).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As at March 31, 2025, one customer made up 10% or more of trade accounts receivable (March 31, 2024 – two customers). Customers are either billed prior to the delivery of goods or after, in which typical payment terms are 30-60 days.

As at March 31, 2025, the provision for estimated credit losses is $0.8 million (March 31, 2024 – $1.3 million). During the year ended March 31, 2025, the Company wrote off $0.1 million (year ended March 31, 2024 – $2.1 million) and recognized an expense for the year ended of $0.1 million (year ended March 31, 2024 – expense of $0.7 million) recorded in the consolidated statements of income (loss) and comprehensive income (loss).

The Company’s aging of trade receivables, net was as follows:

	March 31, 2025	March 31, 2024
	$	$
0 – 60 days	30,094	33,239
61+ days	4,924	7,303
	35,018	40,542
The Company’s undiscounted contractual cash flows from lease receivables is as follows:

		March 31, 2025
		$
Next 12 months		1,935
Over 1 year to 2 years		1,860
Over 2 years to 3 years		1,683
Over 3 years to 4 years		1,181
Over 4 years to 5 years		614
Thereafter		525
Total undiscounted lease payments receivable		7,798
Unearned finance income		(957)
Total lease receivable		6,841
Current	Note 3	(1,585)
Long-term		5,256

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	March 31, 2025	March 31, 2024
	$	$
Trade payables	27,620	20,325
Accrued liabilities	23,801	20,097
Payroll liabilities	19,643	15,496
Excise and sales tax payable	2,512	2,500
Other payables	29	145
	73,605	58,563

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In addition to the commitments outlined in Note 21, the Company has the following undiscounted contractual obligations as at March 31, 2025, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	73,605	73,605	—	—	—
Lease liabilities (1)	85,603	7,960	21,770	9,315	46,558
Loans and borrowings	62,169	21,513	40,656	—	—
	221,377	103,078	62,426	9,315	46,558
(1)Includes interest payable until maturity date.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, short and long-term loans and borrowings and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of March 31, 2025, the Company has access to the following capital resources available to fund operations and obligations:

•$137.9 million cash and cash equivalents; and
•access to a cross-border shelf prospectus filed on February 14, 2025 (the “2025 Shelf Prospectus”) which, together with a corresponding registration statement on form F-10 filed with the United States Securities and Exchange Commission, qualifies the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that the 2025 Shelf Prospectus remains effective (Note 27). Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2025 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2025 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of approximately $43.9 million relating to its self-insurance policy, if necessary.

(c) Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Australian dollars and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Australian dollars and Euros; U.S.$0.4 million (March 31, 2024 – U.S.$0.4 million) of warrant derivative liabilities are exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at March 31, 2025, the effect of a 10% increase or decrease in Euros, Australian dollars, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $15.7 million (March 31, 2024 – $1.9 million) to net income and $1.9 million (March 31, 2024 – $6.7 million) to consolidated statements of income (loss) and comprehensive income (loss) for the year ended March 31, 2024.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company is exposed to interest rate risk on the variable rate of interest on its term credit facilities which is based on CORRA plus an applicable margin based on credit risk.. Otherwise, the Company’s other financial liabilities as at March 31, 2025, consisted of short term, non-interest bearing accounts and as a result are not impacted by changes in market interest rates.

The Company has determined as at March 31, 2025, the effect of a 1% increase or decrease in market interest rates on the Credit Facilities would result in an increase or decrease of approximately $0.4 million to net income in the consolidated statements of income (loss) and comprehensive income (loss) during the next 12 months.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2025 and 2024
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. For so long as they remain outstanding, the Company’s warrant derivative liabilities are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities and marketable securities held in publicly traded entities are based on quoted market prices which the warrants or marketable securities can be exchanged for.

Note 26    Capital Management

As at March 31, 2025, the capital structure of the Company consists of $713.2 million (March 31, 2024 – $706.7 million) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.